SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Information Advantage, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45669P101
(CUSIP Number)

Mary E. Schaffner
Robert J. Kaukol
Norwest Corporation
Norwest Center
Sixth and Marquette
Minneapolis, MN  55479
(612) 667-0628
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 45669P101


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners, IV
            Tax Identification No. 41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            WC

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(1)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(1)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)

12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             OO (limited liability company)


______________________
(1) Consists of the total number of shares of common stock of Information Advantage,Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2)  Includes 9,384 shares issuable upon exercise of a warrant.

SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners
            Tax Identification No. 41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable (1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             OO (limited liability company)


______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.


SCHEDULE 13D

CUSIP NO. 45669P101


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No. 41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            WC

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(1)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(1)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(1)(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             PN

______________________
(1) Consists of the total number of shares of common stock of Information Advantage,Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(2)  Includes 9,384 shares issuable upon exercise of a warrant.


SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             PN

______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.


SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             IN

______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.


SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             IN

______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.


SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             IN

______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.

SCHEDULE 13D

CUSIP NO. 45669P101

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert F. Zicarelli
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    3,188,229(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 3,188,229(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,188,229(2)(3)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.2%

14)         TYPE OF REPORTING PERSON

             IN

______________________
(1) The reporting person is not a record holder of any shares of common stock Information Advantage, Inc. The shares of Information Advantage, Inc. common stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest Equity Partners V. See the cover pages for Norwest Equity Partners IV and Norwest Equity Partners V and Item 3 for information concerning the source of funds used to purchase their respective shares of Information Advantage, Inc. common stock.

(2) Consists of the total number of shares of common stock of Information Advantage, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.

(3)  Includes 9,384 shares issuable upon exercise of a warrant.



ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.0005 per share (the "Common Stock") of Information Advantage, Inc., whose executive offices are located at 7905 Golden Triangle Drive, Eden
Prairie, MN 55344.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by the entities and persons listed below:

         Norwest Equity Partners IV
         Itasca Partners
         Norwest Equity Partners V
         Itasca NEC, L.L.C.
         Itasca Partners V
         Daniel J. Haggerty
         John E. Lindahl
         George J. Still, Jr.
         Robert F. Zicarelli

         Norwest Equity Partners IV is a Minnesota limited partnership, of which Itasca Partners is the general partner. Itasca Partners is a general partnership of which Messrs. Haggerty, and Zicarelli are the managing general partners.

         Norwest Equity Partners V is a Minnesota limited partnership, of which Itasca Partners V is the general partner. Itasca Partners V is also a Minnesota general partnership, of which Messrs. Haggerty, Lindahl and Still are the managing general partners.

         Mr. Haggerty is the President and CEO of Norwest Venture Capital, Inc. Messrs. Lindahl, Still and Zicarelli are Vice Presidents of Norwest Venture Capital, Inc. The address of Norwest Venture Capital, Inc. is 2800 Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, MN 55479-3388.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest
Equity Partners V. Each of these entities used its working capital to acquire its respective shares.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock that are the subject of this statement are held of record by Norwest Equity Partners IV and by Norwest
Equity Partners V. Each of these entities acquired its respective shares for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) All reporting persons, as a group, may be deemed to beneficially own an aggregate of 3,188,229 shares of Common Stock. Norwest Equity Partners IV is the record holder of 1,930.792 shares. Norwest Equity Partners V is the record holder of 1,257,437 shares, including 9,384 shares issuable upon exercise of a warrant. Mr. Haggerty may be deemed to beneficially own 3,188,229 shares by reason of his affiliation with Norwest Equity Partners IV and Norwest Equity Partners V. Mr. Zicarelli may be deemed to beneficially own 1,930,792 shares by reason of his affiliation with Norwest Equity Partners IV. Messrs. Lindahl and Still may be deemed to beneficially own 1,257,437 shares by reason of their affiliation with Norwest Equity Partners V.

(b) Norwest Equity Partners IV has sole voting and sole disposition power of the shares of Common Stock held of record by it. Norwest Equity Partners V has sole voting and sole disposition power of the shares of Common Stock held of record by it.

(c)  12/19/97 - 130,145 shares @ $6.00/share ( Norwest Equity
     Partners V)

     Norwest Equity Partners IV converted 3,028,456 shares of Series A Convertible Preferred to 1,211,328 shares of Common Stock and 1,788,532 shares of Series B Convertible Preferred to 719,464 shares of Common Stock and currently owns 1,930,792 shares of Common Stock.

     Norwest Equity Partners V converted 388,188 shares of Series B Convertible Preferred to 155,247 shares of Common Stock, 1,153,846 shares of Series C Convertible Preferred to 461,538 shares of Common Stock, 1,252,809 shares of Series D Convertible Preferred to 501,123 shares of Common Stock, and purchased 130,145 shares of Common Stock on December 19, 1997 and currently owns 1,248,053 shares of Common Stock. Norwest Equity Partners V also owns a warrant to purchase an additional 9,384 shares of common stock. The warrant expires December 4, 2002.

(d) With the exception of the persons who are the holders of record of the shares of Common Stock listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Loan and Warrant Purchase Agreement dated effective as of December 4, 1997, Information Advantage, Inc. issued to Norwest Equity Partners V a warrant to acquire 9,384 shares of its common stock at a price of $5.00 per share. The Loan and Warrant Purchase Agreement is incorporated by reference into this report.
In connection with Information Advantage, Inc.'s initial public offering of its common stock, Norwest Equity Partners IV and Norwest Equity Partners V agreed to certain restrictions on the transfer of 1,930,792 shares and 1,117,908 shares, respectively, of common stock upon the terms and subject to the conditions set forth in a lock-up agreement dated October 1, 1997. The lock-up agreement is incorporated by reference into this report.

Pursuant to the Stock Purchase Agreement dated March 9, 1993, as amended, Norwest Equity Partners IV and Norwest Equity Partners V have certain notice and registration rights with respect to 1,930,792 shares and 1,117,908 shares, respectively, of common stock. The Stock Purchase Agreement is incorporated by reference into this report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Loan and Warrant Purchase Agreement dated effective as of December 4, 1997, incorporated by reference to Exhibit No. 10.17 to Information Advantage Inc.'s Registration Statement on Form S-1 (Registration No. 333-37707).

2.  Lock-up agreement dated October 1, 1997, filed herewith.

3. Stock Purchase Agreement dated effective as of March 9, 1993, incorporated by reference to Exhibit No. 4.3 to Information Advantage Inc.'s Registration Statement on Form S-1 (Registration No. 333-37707).


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date:  February 11, 1998

NORWEST EQUITY PARTNERS IV:

By:  Itasca Partners
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Partner

ITASCA PARTNERS:



By:  /s/ John P. Whaley
         John P. Whaley, Partner

ROBERT F. ZICARELLI:



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact
           for Robert R. Zicarelli

DANIEL J. HAGGERTY:



By:  /s/ John P. Whaley
         John P. Whaley, Partner, Attorney-in-Fact
           for Daniel J. Haggerty

NORWEST EQUITY PARTNERS V:

By:  Itasca Partners V
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
           Daniel J. Haggerty, a general partner


ITASCA PARTNERS V:



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
           Daniel J. Haggerty, a general partner

DANIEL J. HAGGERTY:



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
           Daniel J. Haggerty

JOHN E. LINDAHL:



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
           John E. Lindahl

GEORGE J. STILL, JR.:



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
           George J. Still, Jr.




INFORMATION ADVANTAGE, INC.


Lock-Up Agreement


October 1, 1997



Robertson, Stephens & Company LLC
Alex Brown & Sons Incorporated
Piper Jaffray, Inc.
First Albany Corporation
c/o Robertson, Stephens & Company LLC
555 California Street
Suite 2600
San Francisco, CA  94104

Ladies/Gentlemen:

The undersigned understands that you, as representatives, propose to enter into an Underwriting Agreement (the "Underwriting Agreement") on behalf of the several Underwriters to be named on Schedule A to such agreement (collectively, the "Underwriters"), with Information Advantage, Inc. (the "Company") providing for an initial public offering (the "Public Offering") of certain shares of the Common Stock of the Company (the "Shares") pursuant to a Registration Statement on Form S-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission").

In consideration of the agreement by the Underwriters to offer and sell the Shares in the Public Offering, and of certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that the undersigned will not, for a period of 180 days from the date that the Registration Statement is declared effective by the Commission the ("Lock-Up Period"), offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition") any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, "Securities") now owned directly by the undersigned or with respect to which the undersigned has the power of disposition, otherwise than (i) as a bona fide gift or gifts, provided the done or donees thereof agree in writing to be bound by this restriction, (ii) as a distribution to partners or shareholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this restriction or (iii) with the prior written consent of Robertson, Stephens & Company LLC.

The undersigned agrees that the foregoing restriction expressly precludes the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition of Securities during the Lock-Up Period, even if such Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Securities. Furthermore, the undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Securities held by the undersigned except is compliance with this restriction.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

If for any reason the Underwriting Agreement shall be terminated prior to the closing of the delivery of the Shares to the Underwriters thereunder, this Lock-Up Agreement shall likewise be terminated.

                                    Very truly yours,

For Entity:                         For Individual:



/s/ Norwest Equity Partners IV
    Name of Entity                  Signature

By:  Itasca Partners                (Print Name)



By:  /s/ John P. Whaley             Additional Signature
Its:     Partner                    (if held jointly)

Norwest Equity Partners V

By:  Itasca Partners V



By:  /s/ John P. Whaley, Partner    (Print Name)





15